UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)
EMMIS COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

J. SCOTT ENRIGHT
ONE EMMIS PLAZA
40 MONUMENT CIRCLE, SUITE 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
JOHN J. MCCARTHY, JR.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
Item 8. Additional Information
Item 9. Exhibits

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by Emmis Communications Corporation, an Indiana corporation (“Emmis”). The Schedule 14D-9 relates to the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in this Amendment No. 3 or the Schedule 14D-9.
     The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text after the last sentence of footnote 17 to the table under “Executive Compensation, Employment Matters and Employment Agreements; Ownership of Shares by Directors and Executive Officers — Principal Shareholders”:
     “Based on a Schedule 13D/A filed on July 6, 2010 by Alden Global Capital Limited on behalf of itself and various affiliates, the Class A Common Stock held by Alden is held directly by the Alden Fund. The Alden Fund has contractually delegated all authority to vote and dispose of the Class A Common Stock to Alden Global Capital Limited. Alden Global Capital Limited has engaged Smith Management LLC to provide advice regarding the Alden Fund’s investment in the Class A Common Stock. Alden Global Capital Limited has also established an investment committee consisting of three individuals, which has the sole power to vote and dispose of the Class A Common Stock, acting by majority vote (the “Investment Committee”). The Investment Committee consists of Randall D. Smith, Riccardo Gastaudo and David Dorsey, none of whom may act individually to vote or sell the Class A Common Stock. The Investment Committee can only be appointed or removed by majority vote of Alden Global Capital Limited’s board of directors, and subject to majority approval of the board of directors of each fund managed by Alden Global Capital Limited. The board of each such fund consists entirely of individuals who are not affiliated with Alden Global Capital Limited.”
Item 4.   The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following after the last paragraph of “Background and Reasons for the Recommendation of the Board — Background”:
     “On July 6, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3. On that same day, JS Acquisition issued a press release announcing, among other things, the extension of the Offer to expire at 5:00 p.m., New York City time, on Tuesday, August 3, 2010. Also on that same day, Emmis filed a Definitive Proxy Statement/Offer to Exchange with the SEC with respect to the Exchange Offer and issued a press release regarding the launch of the Exchange Offer, which will also expire at 5:00 p.m., New York City time, on Tuesday, August 3, 2010.”
     The Amendment to the combined Statement on Schedule TO and Schedule 13E-3 is filed as Exhibit (a)(1)(xiv), JS Acquisition’s press release is filed as Exhibit (a)(1)(xv), the Definitive Proxy Statement is filed as Exhibit (a)(1)(xiii) and Emmis’ press release is filed as Exhibit (a)(1)(xvi). All four documents are incorporated herein by reference.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text prior to the penultimate paragraph under the heading “Shareholder Litigation”:
     “The parties agreed to a Stipulation and Proposed Order Relating to the Scheduling of Depositions, Briefing, and Hearing on Plaintiffs’ Emergency Motion for Preliminary Injunction and Defendants’ Motion to Dismiss (the “Scheduling Stipulation”) in In re: Emmis Shareholder Litigation, which was entered by the Court on July 2, 2010. Pursuant to the Scheduling Stipulation, depositions were taken and concluded by June 30, 2010.
      On July 3, 2010, also pursuant to the Scheduling Stipulation, Plaintiffs served on Defendants their Memorandum of Law in Support of Their Motion for Preliminary Injunction and in Opposition to Defendants’ Motion to Dismiss. Pursuant to the Scheduling Stipulation, Defendants’ response is due on July 10, 2010, and Plaintiff’s reply is due on July 14, 2010.”
Item 9.   Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

(a)(1)(xiii)	Definitive Proxy Statement/Offer to Exchange, dated July 6, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(1)(xiv)	Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010 (incorporated by reference to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(1)(xv)	Press Release, dated July 6, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(1)(xvi)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
Name: J. Scott Enright
Title: Executive Vice President, General Counsel and Secretary

Date: July 6, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Letter, dated June 2, 2010, from the Committee of Disinterested Directors to the holders of the shares of Class A Common Stock, par value $0.01 per share, of Emmis Communications Corporation.

*(a)(1)(ii)	Offer to Purchase, dated June 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(1)(iii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(l)(iv)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(l)(v)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(x) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(l)(vi)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(viii)	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010 (incorporated by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(ix)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(x)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(1)(xi)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(xii)	Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010 (incorporated by reference to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

(a)(1)(xiii)	Definitive Proxy Statement/Offer to Exchange, dated July 6, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

Exhibit	Description
(a)(1)(xiv)	Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010 (incorporated by reference to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(1)(xv)	Press Release, dated July 6, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(1)(xvi)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis

Exhibit	Description
Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communication Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated, May, 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(v)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(e)(i)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008 (incorporated by reference to Exhibit 10.19 to the Form 8-K filed by Emmis Communications Corporation with the SEC on January 7, 2009).

*(e)(ii)	Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 (incorporated by reference to the Annual Report on Form 10-K filed by Emmis Communications Corporation with the SEC on May 7, 2010).

*	Previously filed.